PRICER

06017427

PRESS RELEASE

from Pricer AB (publ) October 9, 2006

More Franprix supermarkets for Pricer and Toshiba

– contract worth SEK 6 M

Franprix, a French supermarket chain, has ordered 25 additional stores to be deployed with Pricer ESL before year end 2006. The contract is for a total value of SEK 6 M and will be implemented by Pricer's distributor Toshiba beginning mid October.

Sarjel, the holding company, operating 80 Franprix, selected the new Pricer Continuum ESL supported by the C² Platform. Pricer's ESL system has previously been installed in a first wave of 15 Franprix supermarkets in late 2005 by Toshiba. In this second wave, Toshiba will use the PRICER Automatic Labelling Machine ALAM to prepare the ESLs directly on site, streamlining installation and avoiding any business disruptions.

"We are very proud to see the continuity of this project" says Charles Jackson, VP sales & marketing, Pricer Group. "Toshiba's has been able to clearly demonstrate the superiority of our bi-directional ESL solution for the supermarket format, both in France as well as in other European markets. Presently, we are participating in three other Toshiba pilots in Holland and Spain."

Sarjel is an independent company operating 80 supermarkets under the banner Franprix. The supermarkets average 800 m^2 and are located in the Paris region. There are 580 supermarkets under the Franprix banner in France.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer** offers solutions for more efficient and secure price information through electronic information systems to the retail industry. The Pricer system significantly improves consumer benefit and store productivity. Pricer, founded in 1991 in Uppsala, Sweden, is the leading supplier of electronic display and information systems to the retail industry.*

Offering the most complete ESL solution Pricer has over 3000 installations across three continents. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O list of the Stockholm Stock Exchange. For further information, please visit Pricer's website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993